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                              November 3, 2023

       Fr  d  ric Ruel
       Chief Financial Officer
       Osisko Gold Royalties Ltd
       1100 Avenue des Canadiens-de-Montr  al
       Suite 300
       Montreal, Qu  bec
       H3B 2S2

                                                        Re: Osisko Gold
Royalties Ltd
                                                            Form 40-F for the
Year Ended December 31, 2022
                                                            40-F filed March
30, 2023
                                                            File No. 001-37814

       Dear Fr  d  ric Ruel:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 40-F for the Year Ended December 31, 2022

       Exhibit 99.2. Consolidated Financial Statements
       Notes to the Consolidated Financial Statements
       Note 31. Deconsolidation of Osisko Development and discontinued operations, page 59

   1.                                                   We note you
deconsolidated Osisko Development effective September 30, 2022, following certain
changes made to your investment agreement with Osisko
                                                        Development. Please
further clarify the changes made to the investment agreement that resulted in your
decision to deconsolidate Osisko Development as of September 30,
                                                        2022. In this regard,
we note that you continued to consolidate Osisko Development in your June 30, 2022
interim financial statements despite carrying a reduced ownership in this entity of 44.1% at
that time. Please clearly explain why you believe the changes in the investment agreement
resulted in a loss of control in accordance with paragraphs 7 and 8 of IFRS 10.
 Fr  d  ric Ruel
Osisko Gold Royalties Ltd
November 3, 2023
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameFr  d  ric Ruel                            Sincerely,
Comapany NameOsisko Gold Royalties Ltd
                                                           Division of
Corporation Finance
November 3, 2023 Page 2                                    Office of Energy &
Transportation
FirstName LastName